Exhibit 99.1

ICI first interim dividend of 2005

As announced yesterday, the Board of ICI has declared a first interim dividend for the year ending 31 December 2005 of 3.75p per ordinary share.

The associated record date for this interim dividend will be 26 August 2005 and it will be payable on 7 October 2005.